0-28578

P.E. 4-30-02

02032341

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REC'D S.E.C.
APR 3 0 2002
080

# FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

PROCESSED
MAY 0 7 2002
THOMSON FINANCIAL P

**DASSAULT SYSTEMES S.A.**
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X     Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___     No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

**ENCLOSURES:**

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated April 25, 2002, announcing that the State Marine Technical University of Saint Petersburg, IBM and Dassault Systemes have opened a joint Shipbuilding Competency Center.

# State Marine Technical University of Saint Petersburg, IBM and Dassault Systemes Open Joint Shipbuilding Competency Center

## *IBM Product Lifecycle Management to Support Russian Shipbuilding Industry with Shipbuilding Solutions Incorporating Today's Most Comprehensive, Customizable and Collaborative e-business Solutions*

**Saint-Petersburg (Russia) and Paris (France), April 25, 2002** – The State Marine Technical University (SMTU) of Saint Petersburg, IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the establishment of a joint Shipbuilding Competency Center, based on Product Lifecycle Management (PLM) technologies and practices.

IBM PLM solutions, with core applications for product design, engineering and development from Dassault Systemes, help manufacturers of all types innovate, improve quality, and reduce both costs and product development times. They also enable them to collaborate internally, across geographic boundaries and with suppliers.

The main direction of activity of the Shipbuilding Competency Center is implementation of up-to-date Information Technology (IT) solutions to support the Russian shipbuilding industry. At the core of the partnership, SMTU, IBM and Dassault Systemes will use the Shipbuilding Competency Center to significantly expand use of PLM Shipbuilding solutions, including CATIA, DELMIA, ENOVIA, and SMARTEAM product-development and data-management applications. These solutions are rapidly becoming a worldwide standard in the shipbuilding industry.

The State Marine Technical University of Saint Petersburg has extensive experience using world class IT solutions. In 2001, SMTU established the Information Technology Institute to provide training for engineers in the field of IT. The Institute has special programs to develop professional skills for specialists in the shipbuilding industry.

"*Today, the Russian shipbuilding industry has a unique opportunity to start the process of large-scale implementation of leading product development solutions from IBM and Dassault Systemes simultaneously with world-leading foreign shipbuilding companies that already use this technology. It will allow Russia to do away with its technology lag and to occupy a leading position in IT solutions in the world's shipbuilding market. Åstablishing the PLM Shipbuilding Competency Center will provide the Russian shipbuilding industry with comprehensive support of this process,*" said ITI Director, assistant professor of SMTU, Dr Alexey Lipis.

Francis Bernard, a Founder of Dassault Systemes and Dassault Systemes Shipbuilding Domain Leader, said: "*There are 1 million parts in a nuclear submarine and over 10 Million parts in an aircraft carrier. In comparison, there are only 100,000 parts in a commercial jet and less than 10,000 parts in an automobile. Powerful tools are needed to manage the immense design data used in the shipbuilding industry and the opportunities to streamline development are quite compelling to these companies. At Dassault Systemes, we work with top educational institutions and customers to develop new technologies to make shipbuilders more innovative and competitive.*"

The center, strategically located in Saint Petersburg near the heart of Russia's shipbuilding industry, will be a showcase of IBM PLM Shipbuilding Solutions and services, designed to meet the needs of the entire shipbuilding industry. *"This center will ensure industry-specific competency of PLM solutions, focusing exclusively on shipbuilding technologies. Our goal is to build a support facility to accompany shipbuilding customers from Eastern Europe through their e-collaboration projects,"* explained Ed Petrozelli, General Manager, IBM Product Lifecycle Management. *"This agreement represents a new emphasis of IBM's engagement in the shipbuilding industry. With partners such as the SMTU, IBM endeavors to provide optimal support of the whole shipbuilding industry in the area of Product Lifecycle Management for the continuous development and enhancement of industry-specific modules required by shipbuilders today."*

The IBM Shipbuilding Solution is a suite of productivity tools and support services. Developed by Dassault Systemes, a partner with IBM in providing shipbuilders with state-of-the-art CAD/CAM solutions, IBM Shipbuilding Solutions combine capabilities found in CATIA Versions 4 and 5, ENOVIA Portfolio Solutions, DELMIA and other solutions all unified into a single system. These applications help companies become more competitive by reducing their development costs and time to market. Used by designers, engineers, manufacturing specialists and yard operators, IBM Shipbuilding Solutions facilitate and automate critical product development steps — from concept, hull surfacing and fairing, through outfitting, production and commissioning. In addition, the IBM PLM Solutions Shipbuilding Competency Centers provide global support for customers, including consulting services on the business, best practices and management of CAD/CAM/CAE implementation.

###

**About the State Marine Technical University of Saint Petersburg (SMTU)**
The State Marine Technical University of Saint Petersburg (SMTU) is the oldest Russian institution in preparing maritime engineers to meet the challenges of the present time and tomorrow's unforeseen problems. SMTU is also world's leading education center in shipbuilding and maritime research. Information about SPbSMTU is available at **http://smtu.spb.ru**

**About IBM**
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at **http://www.ibm.com**

**About Dassault Systemes**
Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at **http://www.dsweb.com**

**For more information:**


| **IBM Press Contact:** | **Dassault Systemes Press Contact:** | **Dassault Systemes Investor Contacts:** |
|---|---|---|
| Jennifer Feller<br>+33 1 41 88 61 89<br>jennyfeller@fr.ibm.com | Anthony Maréchal<br>+ 33 1 55 49 84 21<br>anthony_marechal@ds-fr.com | Jean-Benoit Roquette/Nicole Curtin<br>**Press**: Nelly Dimey<br>**Morgen-Walke Europe**<br>+33 1 47 03 68 10 |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, Dassault Systemes, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2002

**DASSAULT SYSTEMES**

By: 
Name: Thibault de Tersant
Title: Executive Vice-President, Finance and Administration